Mail Stop 7010



February 17, 2006


Via U.S. mail and facsimile

Mr. Lee Cole
Chief Executive Officer
Electronic Game Card, Inc.
712 Fifth Avenue, 19th Floor
New York NY 10019

Re: 	Electronic Game Card, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 31, 2006
File No. 000-25843

Form 10-KSB/A for the year ended December 31, 2004
Filed February 6, 2006
File No. 000-25843

Form 10-QSB/A for the quarter ended March 31, 2005
Filed February 6, 2006
File No. 000-25843

Form 10-QSB/A for the quarter ended June 30, 2005
Filed February 6, 2006
File No. 000-25843

Form 10-QSB/A for the quarter ended September 30, 2005
Filed February 6, 2006
File No. 000-25843

Dear Mr. Cole:

      We have reviewed your amended filings and responses and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Preliminary Information Statement on Schedule 14C

General

1. We note that Mr. Bentley resigned as an officer and director of your company effective January 31, 2006 and that Mr. Cole is the interim President and CEO. Please revise your information statement accordingly.

2. We have read your response to comment one of our letter dated
December 14, 2005. However, we are unclear as to your description of how the transaction was effected, as well as how the adjustments provided correspond to your description. In this regard:

* You initially said that prior to the acquisition, Scientific
Energy
had 55,200,000 shares of common stock issued and outstanding.
Then
you mention that Scientific Energy issued 55,200,000 shares of
$.001
par value common stock in exchange for $74,649 in outstanding liabilities. Please tell us who the 55,200,000 additional shares were issued to in exchange for assuming all of Scientific Energy`s liabilities.

* You mention that Scientific Energy approved the 1 to 100 reverse stock split which reduced the common stock value from $110,400 to $1,104 with a corresponding reduction in additional paid-in capital.
Please explain to us what your accounting entry was to affect the stock split and where this is reflected in your pro forma consolidated balance sheet since the aforementioned amounts do not appear on the financial statement.

* Please tell us what the par value of the Scientific Energy common stock was after the stock split.

* Please supplementally provide us with a detailed analysis that shows each of the gross accounting entries to adjust the components of stockholders` equity with accompanying footnotes to better clarify the adjustments you have provided.

Amendment to Articles of Incorporation

3. We reissue comment two of our letter dated December 14, 2005. In this regard, we note that our comment did not request a second example of your adjustment formula, but rather requested the disclosure of the number of shares of Series A Preferred Stock that would be issuable if the conversion price were $1.33.

Material Incorporated by Reference

4. We reissue comment five of our letter dated December 14, 2005.
In
this regard, we note that your revised disclosure states the following:

"No documents are being incorporated by reference, which documents are incorporated herein by reference. This Information Statement incorporates documents by reference that are not presented herein or delivered herewith."

It appears that you are incorporating by reference. For example, the information required by Item 13(a) of Schedule 14A appears to be incorporated by reference from your Exchange Act reports since this information is not contained in your information statement. In addition, we refer to comment five of our letter dated December 14,
2005, which indicated that all documents that you incorporate by reference must be delivered with your information statement since you are not Form S-3 eligible. See Item 13(b) of Schedule 14A.

Form 10-KSB/A for the year ended December 31, 2004

Item 1. Description of Business, page 2

5. We reissue comment seven of our letter dated December 14, 2005, as it does not appear that you have revised this section in response to our comment.

Indian Gaming Market, page 5

6. We note that the legal opinion from the General Counsel of the NIGC states that Version 1 is Class III and Version 2 is Class II. Please explain the difference in these classifications. In addition, please describe in greater detail the difference between these two products that resulted in the different classifications.

Item 4. Submission of Matters to a Vote of Securities Holders, page 7

7. We read your response to comment 18 of our letter dated
December
14, 2005. Please revise the disclosure in the last paragraph of this section to indicate that the amendment will not become effective until 20 days after your information statement is mailed to stockholders. See Rule 14c-2 under the Exchange Act.

8. Please revise the disclosure to avoid giving the impression that the Commission will approve the disclosure in the Schedule 14C.


Recent Sales of Unregistered Securities, page 9

9. We reissue comment 20 of our letter dated December 14, 2005, as it does not appear that you have revised this section in response to our comment. In this regard, we note the disclosure in the "Options
Outstanding" table on page 10.

Item 9. Directors and Executive Officers of the Company, page 19

10. We reissue comment 31 of our letter dated December 14, 2005, as it does not appear that you have revised this section in response to our comment.

Item 10. Executive Compensation, page 23

11. We read your response to comment 32 of our letter dated
December
14, 2005.  Please file the consulting agreement with Llama
Consultants as an exhibit to your Form 10-KSB.

Item 12. Certain Relationships and Related Transactions, page 23

12. Please disclose the information required by Item 404(a) of Regulation S-B with respect to your transactions with Llama
Consultants.

13. We reissue comment 34 of our letter dated December 14, 2005 with respect to Sterling FCS, as it does not appear that you have revised this section in response to our comment.

14. We read your response to comment 36 of our letter dated
December
14, 2005. Please advise us as to the reason why the transactions with Jano Holdings are included in this section if there is no affiliation between the companies. Refer to Item 404(a) of Regulation S-B.

Statements of Stockholders` Equity, page F-5

15. We note your response to comment 22 of our letter dated
December
14, 2005. However, we do not see where your have complied with our comment. Therefore, we reissue our comment. Please revise your statements of stockholders` equity to present changes in equity from
April 6, 2000, the date of inception, as required by paragraph
11d.
of SFAS 7, Accounting and Reporting by Development Stage
Enterprises.



Note 8-Stock Options / Warrants, page F-14\

16. We note your response to comment 25 of our letter dated
December
14, 2005. However, we do not see where you have complied with our comment. In this regard, we reissue our comment. Please revise your disclosure to include a description of the method and significant assumptions used during the year to estimate the fair value of options/warrants as required by paragraph 47.d. of SFAS 123, Accounting for Stock-Based Compensation. Supplementally provide us with schedules supporting the valuations reflected in your financial statements.

Exhibits 31.1 and 31.2

17. Please conform your section 302 certifications to the form of certification required by Item 601(b)(31) of Regulation S-B. Please also comply with this comment with respect to the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-QSB for each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

Form 10-QSB/A for the quarter ended March 31, 2005
Form 10-QSB/A for the quarter ended June 30, 2005
Form 10-QSB/A for the quarter ended September 30, 2005

Item 3. Controls and Procedures

18. We reissue comment 40 of our letter dated December 14, 2005 with respect to each Form 10-QSB referenced above, as it does not appear that you have revised this section in response to our comment.

Form 10-QSB/A for the Quarter Ended September 30, 2005

Statement of Cash Flows, page 5

19. We refer to your response to prior comment 23 and the restatement of your 2004 statement of cash flows. Given that you restated the statement of cash flows for 2004 in your amended Form 10-KSB, you should also amend your Form 10-QSB to correct the statement of cash flows for the nine-month period affected by your restatement. Please also apply this comment to your Forms 10-QSB for the quarters ended
March 31, 2005 and June 30, 2005.

20. We remind you that when you file your restated Forms 10-QSB/A, you should comply with paragraphs 36 and 37 of APB 20, Accounting
Changes. In addition, please update your Item 3 disclosures to include:

* a discussion of the restatement and the facts and circumstances surrounding it;

* how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of your disclosure controls and procedures, if any; and

* any anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

*	*	*	*

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards,
Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. L. Stephen Albright, Esq.
17337 Ventura Blvd., Ste. 208
Encino, CA 91316
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Mr. Lee Cole
Electronic Game Card, Inc.
February 17, 2006
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
  CORPORATION FINANCE